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                                                                     EXHIBIT 8.1

             [AKIN, GUMP, STRAUSS, HAUER & FELD, L.L.P. LETTERHEAD]

                                                                    May   , 1996

DUAL DRILLING COMPANY
5956 SHERRY LANE, SUITE 1500
DALLAS, TEXAS 75225

DEAR SIR OR MADAM:

    You have requested our opinion regarding whether the merger of DDC Acquisition Company ("Acquiror Sub"), a direct, wholly owned subsidiary of ENSCO International Incorporated ("Acquiror"), with and into Dual Drilling Company, (the "Target"), will qualify as a reorganization within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended from time to time (the "Code"), by reason of the application of Section 368(a)(2)(E) of the Code.

    In rendering our opinion, we have examined the Merger Agreement dated March 21, 1996 and such other documents as we have deemed necessary. We have assumed the current and continued correctness of the Certificates of Representations made to us by the Target, Acquiror, Acquiror Sub and certain shareholders of Target. Where any such factual representation is made to the best knowledge of a person, the knowledge of such person as to such fact is assumed to be correct. As a basis in rendering the following opinion, we have assumed that the fair market value of Acquiror stock held by the less than 5% shareholders of Target (as defined below) and B. Skaugen Shipping AS, after the Merger and liquidation of Invest, will equal or exceed 40% of the fair market value of the outstanding stock of Target immediately before the Merger. Solely for purposes of this assumption, (i) the "less than 5% shareholders" of Target include (A) each Target shareholder who will receive Acquiror stock in the merger and (B) each shareholder of Dual Invest AS ("Invest") who will receive Acquiror stock pursuant to a distribution from, or the liquidation of, Invest and who owned less than 5% of the total value of the Invest stock as of the time of the Merger and, in each case, who owned, directly or indirectly, less than 5% of the total value of the Target stock as of the time of the Merger, and (ii) the less than 5% shareholders group of Target shall not include any Target or Invest shareholder who purchased its Target or Invest stock from a Target or Invest shareholder who owned more than 5% of the value of the Target or Invest stock (at the time of such purchase) and sold such stock in contemplation of the Merger. Invest has indicated that it intends to sell, for cash, a portion of the Acquiror stock received in the Merger. Because the number of shares sold will vary with changes in value of the Acquiror stock after the closing of the Merger and fluctuations in the exchange rate for U.S. and Norwegian currency, there is no assurance that the assumption upon which this opinion is in part based will be correct.

    Our opinion is based on the provisions of the Code, regulations under the Code, judicial authority and current published revenue rulings and procedures, all as of the date of this letter, and all of which may change at any time. We have also reviewed private rulings issued by the Internal Revenue Service (the "IRS") concerning transactions similar to ours. Any change in the relevant facts (including any assumptions upon which this opinion is in part based) or law could change our conclusions and would render our opinion inapplicable. This opinion represents our best legal judgment and has no binding effect on the IRS. Accordingly, no assurance can be given that the IRS or a court would concur with the conclusions reached herein.
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                                     FACTS

    We understand and have assumed certain facts to be as set forth in the following two paragraphs.

    Acquiror Sub will be merged with and into Target. Pursuant to the Merger Agreement, approximately 10,515,445 shares of Acquiror stock will be exchanged for all of the outstanding stock of Target. Only those shareholders dissenting to the Merger will receive cash in exchange for their shares. In lieu of issuing fractional shares of Acquiror stock, any Target shareholder who would otherwise be entitled to a fractional share will receive cash in exchange therefor.

    Following the Merger, Invest, a Norwegian corporation and a substantial Target shareholder, will, pursuant to its plan of liquidation and pursuant to Norwegian law, sell a number of the Acquiror shares it receives in the exchange and liquidate through a series of distributions to its shareholders of cash and Acquiror stock. The liquidation will occur through a series of distributions in essentially three phases. The first phase of the liquidation will occur by the distribution of an amount of Acquiror stock, equal in value to 630 million Norwegian Kroner, pro rata to the Invest shareholders, except that any Invest shareholder that holds less than 500 Invest shares will be redeemed solely for cash. The second phase will require the distribution of an additional amount which can take the form of a cash distribution or a distribution of Acquiror stock pro-rata to the Invest shareholders. Finally, Invest will complete its liquidation by selling its remaining Acquiror stock and by distributing the sale proceeds to its shareholders. We understand that Invest obtained its Target stock, in part, (i) pursuant to the merger of Dual Offshore Drilling, AS ("Dual Offshore"), a wholly owned subsidiary of Invest, with and into Invest and (ii) pursuant to a purchase from Seadrill Ltd. ("Seadrill"), a wholly-owned subsidiary of Invest, of its holdings of Target stock in return for a discharge of intercompany debt and a promissory note for the remainder of the purchase price. We further understand that Seadrill is in the process of liquidation and the promissory note will be returned to Invest and cancelled.

                    ANALYSIS OF CONTINUITY OF INTEREST ISSUE

    In order to qualify as a reorganization within the meaning of Section 368(a) of the Code, the contemplated transaction must meet several judicially and statutorily imposed requirements, including the "Continuity of Interest" requirement. Generally, Continuity of Interest requires that the historic target shareholders' equity interest in the Target transfer to the Acquiror in a "definite and meaningful" manner. SEE PINELLAS ICE & COLD STORAGE, CO. V. COMMISSIONER, 287 U.S. 462 (1933). Although the courts generally do not apply precise mathematical percentages, for advanced ruling purposes the IRS required that the historic target shareholders receive 50% of the reorganization consideration in the form of equity in the Acquiror. SEE Rev. Proc. 77-37, 1977-2 C.B. 568. However, courts, based upon the attending facts and circumstances of a case, have ruled that the requisite continuity exists at lower percentages. SEE JOHN A NELSON CO. V. HELVERING, 296 U.S. 374 (1935). Where a Target shareholder intends to dispose of the Acquiror stock within a short period of time following the Merger, those shares disposed of generally do not count for Continuity of Interest purposes. SEE MCDONALDS RESTAURANTS OF ILL., INC. V. COMMISSIONER, 688 F.2d 520 (7th Cir. 1982).

    Pursuant to the Merger Agreement, the shareholders of Target will receive solely shares of Acquiror in exchange for their Target stock. We understand that approximately 59.5% of the Target stock is currently owned by one shareholder, Invest, which is itself a widely-held corporation. We understand that after the exchange, a number of the Acquiror shares received by Invest will be sold to the public and the cash received pursuant thereto, together with the remaining Acquiror shares held by Invest, will be distributed to the Invest shareholders in a series of distributions in order to effect a complete liquidation of Invest pursuant to Norwegian laws. We further understand that Invest acquired its Target shares, in part, from two of its wholly owned subsidiaries (i) pursuant to a merger

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of Dual Offshore with and into Invest, and (ii) pursuant to a purchase of Target shares from Seadrill. 1 Therefore, it can be argued that the entire amount of Acquiror stock issued to Invest, which will subsequently be transferred to the Invest shareholders in a taxable exchange, should not count for continuity purposes.

    The IRS' position as to pre-merger transfers of target stock is unclear. In addition, neither the IRS nor the courts have ruled directly on the issue of whether shares of acquiror stock held by the individual shareholders of a corporate shareholder of a target corporation contribute towards satisfaction of the Continuity of Interest requirement, where the shares of acquiror received by the corporate shareholders are immediately thereafter transferred to its shareholders in complete liquidation of the corporate shareholder and where the corporate shareholder of the target owns less than 100% of the target. However, the IRS has ruled, on several occasions, on facts similar to those before us.

    Treasury Regulation Section 1.368-1(b) requires a Continuity of Interest in the business enterprise under the modified corporate form "on the part of those persons who, DIRECTLY OR INDIRECTLY, were the owners of the enterprise prior to the reorganization." (Emphasis added). In a recent published ruling, the IRS determined that Continuity of Interest existed in a transaction where, pursuant to an agreement, a partnership received acquiror stock in exchange for its target stock and transferred those acquiror shares to its partners immediately after the exchange. The ruling, citing the Treasury Regulations and a prior ruling, held that the partners were the indirect holders of the target business enterprise prior to the merger and therefore, Continuity of Interest was satisfied. SEE Rev. Rul. 95-69, 1995-42 I.R.B. 4. This ruling was a natural extension of a prior ruling by the IRS in which it held that Continuity of Interest was satisfied under the following facts: Y, a wholly owned subsidiary of Parent, acquired all of the assets of N a wholly owned subsidiary of Z (also a wholly owned subsidiary of Parent) solely in exchange for Y stock, and immediately after the transaction Z transferred the Y stock it received in the exchange to Parent. SEE Rev. Rul. 84-30, 1984-1 C.B. 114. In addition, the IRS has ruled privately that Continuity of Interest is met where a corporate
shareholder   of  target  transfers   the  acquiror  stock   to  its  individual
shareholders immediately after the transaction, even though the corporate shareholder was required to recognize gain on the distribution pursuant to
Section 311(b). 2 SEE Priv. Ltr. Rul. 9406004 (September 9, 1993); Priv. Ltr. Rul. 9301015 (October 9, 1992) and Priv. Ltr. Rul. 9050031 (September 17, 1990).
3

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  1 Generally,  for federal income tax purposes,  the method by which the Target stock is acquired from Seadrill is viewed as a liquidation of Seadrill under Code Section 332. SEE Priv. Ltr. Rul. 8851062 (September 28, 1988); Priv. Ltr. Rul. 8008143 (November 30, 1979). SEE ALSO Rev. Rul. 78-397, 1978-2
    C.B. 150.

  2 Pursuant to Section 6110(j)(3) of the Code, private rulings issued by the IRS cannot be used or cited as precedent. However, these rulings tend to show the IRS' view on certain issues. Therefore, private rulings are helpful in analyzing issues in a transaction.

  3 In addition to the foregoing analysis and as a separate basis for determining that the Acquiror stock held by holders of the Invest stock should contribute towards satisfaction of the Continuity of Interest requirement, the Tax Court has analyzed the Continuity of Interest issue were shares of the target company are purchased prior to the merger. In YOC HEATING CORP. V. COMMISSIONER, 61 T.C. 168 (1973), the Tax Court held that a purported merger did not qualify as a "reorganization" within the meaning of
    Section 368(a). In that case, the acquiring corporation purchased for cash over 85% of the stock of target, and then caused target to transfer its assets to acquiror's wholly owned subsidiary, in exchange for stock and cash which was distributed to the target shareholders (including acquiror). The Tax Court held that acquiror's stock ownership did not contribute to the satisfaction of the Continuity of Interest requirement. In a recent case, the Tax Court held that a merger transaction consituted a "reorganization" where 78% of the "old shareholders" of the target received cash for their target shares in the Merger or immediately prior to the Merger. J.E. SEAGRAM CORP. V. COMMISSIONER, 104 T.C. 75 (1995). In SEAGRAM'S, Seagram's and
                                                                  DuPont entered

                                                            (FOOTNOTE CONTINUES)

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    Therefore,  although there is no clear authority  and the matter is not free from doubt, we believe (i) that the transfer of shares by Dual Offshore and Seadrill to Invest pursuant to a merger and sale, respectively, as described above and (ii) the transfer of the shares of Acquiror by Invest to its shareholders in the plan of liquidation, should, with respect to the Merger, not adversely affect the satisfaction of the Continuity of Interest requirement. Thus, based on the foregoing discussion and the accuracy of the Certificate of Representations that in part state that the direct and indirect shareholders of Target who each own less than 5% of the Target shares (taking into account both their direct and indirect holdings) do not possess an intention to dispose of a number of Acquiror shares received in the Merger that would reduce such shareholder's ownership of the Acquiror stock received in the Merger to a number of shares having a value, as of the time of the Merger, of less than 40% of the value of all formerly outstanding shares of Target as of the time of the Merger, the Merger should satisfy the Continuity of Interest requirement.

                                   CONCLUSION

    Based on the foregoing (including our analysis of the Continuity of Interest issue and the accuracy of the factual assumptions and representations on which our opinion is predicated), it is our opinion that the Merger should be treated as a "reorganization" within the meaning of Section 368(a)(1)(A) of the Code by reason of the application of Section 368(a)(2)(E) of the Code, and Acquiror, Acquiror Sub and the Target will each be a party to the reorganization within the meaning of Section 368(b) of the Code. Consequently, no gain or loss will be recognized by the holders of Target Common Stock as a result of the exchange of such shares for shares of Acquiror Common Stock pursuant to the Merger, except that cash received by a stockholder of the Target in lieu of a fractional share of Acquiror Common Stock should result in capital gain or loss to the stockholder equal to the difference between the cash received and the stockholder's basis in the Target Common Stock allocable to such fractional share interest, assuming that such shareholder holds its Target stock as a capital asset. The tax basis of the shares of Acquiror Common Stock received by each stockholder of the Target will equal the tax basis of such stockholder's shares of Target Common Stock (reduced by any amount of basis allocable to fractional share interests for which cash is received) exchanged in the Merger. The holding period of

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(FOOTNOTE CONTINUED)
   into competing cash tender offers for the stock of Conoco. Seagram's acquired approximately 32% of the outstanding shares of Conoco for cash and DuPont acquired approximately 46% for cash. Subsequently, DuPont acquired Seagram's shares for DuPont stock and then merged Conoco into a subsidiary of DuPont with the remaining Conoco shareholders receiving DuPont stock. Thus when aggregated, approximately 78% of the "old" Conoco shareholders received cash (from Seagram's and DuPont) and 22% received acquiror (i.e., Dupont) stock. The Tax Court distinguished YOC HEATING noting that in YOC HEATING the acquiror purchased the target shares for cash, while in SEAGRAM'S, an unrelated party acquired the shares for cash. Therefore, looking only to the consideration given by DuPont to the Conoco shareholders (including Seagram's), 54% of the consideration was in the form of DuPont stock. This holding effectively treated Seagram's as a part of the shareholder group for Continuity of Interest purposes. If Invest had acquired its Target stock, in contemplation of the Merger, from a third party SEAGRAM'S would stand for the proposition that these shares acquired by Invest should count for Continuity of Interest purposes. If Dual Offshore and Seadrill had retained the Target stock and after the Merger transferred the Acquiror stock to Invest (which immediately thereafter transferred the Acquiror stock to its shareholders), Revenue Ruling 84-30 and Revenue Ruling 95-69 would stand for the proposition that Invest (and its individual shareholders) count for Continuity of Interest purposes. Thus, Invest's acquisition of the Target stock from its wholly owned subsidiaries should count for Continuity of Interest purposes, since Invest would have otherwise been considered the indirect owner of the Target shares had it never acquired such shares directly.

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the shares of Acquiror Common Stock  received by each stockholder of the  Target will include the holding period for the shares of Target Common Stock exchanged in the Merger. Neither Acquiror, Acquiror Sub nor the Target will recognize any gain or loss as a result of the Merger.

    We express no opinion as to any other matter, including the tax consequences to Invest or its shareholders associated with the liquidation of Invest and the distribution of the Acquiror stock as discussed above and the tax consequences of the merger of Dual Offshore with and into Invest and the purchase, by Invest, of the Target stock from Seadrill.

    Except as set forth above, we express no opinion as to the tax consequences to any party, whether federal, state, local or foreign of the Merger or of any transactions related to the Merger. No reference may be made to this opinion letter in any financial statement, or other document, nor may this opinion letter be distributed in any manner without our prior written consent, except
(i) such opinion may be furnished to the IRS in connection with an examination of the transaction contemplated by the Merger Agreement and (ii) we consent to the filing of this opinion as an Exhibit to the Registration Statement.

                                          Akin, Gump, Strauss, Hauer & Feld,
                                          L.L.P.

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